UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023

Commission File Number: 001-39302

UCLOUDLINK GROUP INC.

(Registrant’s Name)

Unit 2214-Rm1, 22/F, Mira Place Tower A
132 Nathan Road, Tsim Sha Tsui
Kowloon, Hong Kong

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change in Senior Management Team

As approved by the board of directors, Mr. Zhigang Du, chief operating officer of UCLOUDLINK GROUP INC. (the “Company”) and Mr. Shubao Pei, the Company’s chief R&D officer and chief supply chain officer, will no longer serve in these positions, effective on May 15, 2023. Mr. Du and Mr. Pei will continue to serve in non-managerial positions in strategy and technology aspects of the Company. Their previous managerial duties and responsibilities have been assigned to the existing senior management members of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCLOUDLINK GROUP INC.

By:	/s/ Chaohui Chen
Name:	Chaohui Chen
Title:	Director and Chief Executive Officer

Date: May 15, 2023

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